ARC (YC ALUMNI)

2021 Report

Dear investors,

We've had a solid 2021 in terms of revenue, with Arc and Codementor revenues increasing 34% and Placements, being our fastest growing segment, by 485%. Altogether, annual revenues increased 57% year over year. Throughout the year our headcount increased from 44 at the beginning of 2021 to 63 persons at year end. We are seeking to continue to expand the team until the end of 2022 in order to keep up with product development plans and projected growth. And of course, we successfully raised over USD 1 million in this year's crowdfunding campaign thanks to the trust that all of you put into what we do and seek to achieve.

With regards to placements, we want to position Arc as a scalable platform, not as an agency; hence, we are doubling down on our batch program focusing on our Developers. The inaugural Batch of our Featured Developers program in December 2021 was a success, with 3 out of 30 developers hired within 3 weeks and more interviews to continue. Short term goals for the batch program include attaining 200 organic applications from senior developers per month and completing its productization. We strongly believe Arc is in the epicenter of the remote work megatrend, and will continue to expand on the permanent placement model in 2022.

As we grow the number of transactions with our third-party service providers increases along with transactional fees. Our management team will be reviewing and comparing these third-party fees to those charged by our platforms to see where cost savings can be found, new services providers are necessary and desired, or additional fees need to be levied.

There will be at least 10x more developers working remotely in the near future, and we believe developers can benefit from a remote event platform that is 10x better than existing solutions today. To do this, we will be launching Codementor Events with the goal of letting developers anywhere in the world continue their professional growth. When these developers begin to seek out remote jobs, we'd like them to go to Arc.

Looking towards 2022, we expect an increase in revenues, albeit a more modest increase compared to the 2020 to 2021 period due to slowdowns in the initial push to remote from Covid lockdowns, and from the initial fine-tuning of the Featured Developers program for placements. An increase in monthly expenses is also expected as we fill out our remaining headcount and flush out each role. We look forward to providing you with more exciting updates in 2022!

We need your help!

There are many ways for you to become involved! The most direct way to become involved is to become part of our community of developers and mentors on the Arc and Codementor platforms, or to recommend our services. Arc and Codementor cover a range of developer or remote work needs, from education through job search. If you'd like to receive industry insights, or just want to stay connected, we'd appreciate a follow on our social platforms such as Linkedin (arc.dev), Twitter (@arcdotdev), and YouTube.

Arc offers expert developers full-time remote job opportunities by featuring their profiles to companies to help these developers discover interesting new remote opportunities. In addition to full-time roles, Arc also offers short-term contracts and remote job search tools, including: remote job discovery, resume builder, salary explorer, and virtual events for developers. Vetted developers also have access to our Talent Partners who provide interview and salary negotiation support and coaching. If you or someone you know is looking to fill a developer position, or are seeking developers to complete a project, Arc can help fill this need with our pool of vetted candidates.

Our mentors on Codementor cover a variety of technologies, from JavaScript and React to Swift and Go. Mentors get access to a variety of opportunities, while enjoying freedom, flexibility, and control

over their own rates and schedules. If this sounds attractive to you or someone you know, we encourage you to sign up and become part of our vibrant community of expert Codementors. Conversely, if you're in the market for live mentorship or need to complete a fixed cost freelance job, our mentors would love to help! Whether it be code review, launching your MVP, debugging, or learning how to code, sign up now to find a mentor who suits your needs!

Codementor Events, launched in early 2022, is a developer community and virtual events platform where developers learn and share new tools, technical concepts, and career tips. Codementor Events has a diverse range of developer-focused technical and career growth related virtual events. If you're interested in sharing your knowledge, helping others learn, and growing your personal brand, Codementor Events makes it easy. Join us to share your expertise with a global developer audience so you can grow your personal brand while helping others learn. We hope to see you at our events!

Sincerely,

Wei-Ling Liu

Director

Weiting Liu

Founder & CEO

Our Mission

We will have helped 10,000 developers around the world accelerate their careers by finding great remote jobs.

See our full profile

How did we do this year?

Report Card

A-

The Good

- Hit all-time revenue highs in 2021.
- Greatly expanded our global team.
- Raised over USD 1 million in crowdfunding.

The Bad

- Placements becoming similar to an agency service.
- Fostering a community for remote Developers.
- Controlling of third party processing fees.

2021 At a Glance

January 1 to December 31

$4,544,958 +83%
Revenue

$303,272 +10X
Net Profit

$973,264 +2%
Short Term Debt

$1,028,439
Raised in 2021

$1,107,070
Cash on Hand
As of 04/ 6/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Arc is a remote career platform for developers everywhere. We make it easier for you to find great remote jobs and build extraordinary careers from anywhere.

We will have helped 10,000 developers around the world accelerate their careers by finding great remote jobs.

Milestones

Peeridea, Inc. was incorporated in the State of Delaware in July 2013.

Since then, we have:

- $4M raised from Techstars, 500 Startups, Fabrice Grinda (Forbes #1 angel investor)
- $3.8M revenue run rate, with new remote recruiting business growing at 470% YOY
- Profitable, 70-person global team remotely distributed in 4 continents
- 900,000+ developers already in our network
- Grew from Codementor, matched 110,000+ pairs of developers from 205 countries, and 200,000+ sessions

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $4,547,832.77 compared to the year ended December 31, 2020, when the Company had revenues of $11,793,550. Our gross margin was 90.86% in fiscal year 2021, compared to 5.78% in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $2,883,071, including $1,465,722 in cash. As of December 31, 2020, the Company had $1,463,887 in total assets, including $790,418 in cash.
- *Net Income.* The Company has had net income of $312,838 and net losses of $38,824 for the fiscal years ended December 31, 2021 and December 31, 2020,

respectively.

- *Liabilities.* The Company's liabilities totaled $2,305,733 for the fiscal year ended December 31, 2021 and $1,259,171 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $186,900 in debt, $2,891,163 in equity, and $466,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 67 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 36 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Peeridea, Inc. cash in hand is $1,107,070.39, as of April 2022. Over the last three months, revenues have averaged $373,603/month, cost of goods sold has averaged $27,868/month, and operational expenses have averaged $369,258/month, for an average burn rate of $23,523 per month. Our intent is to be profitable in 0 months.

The 3 months above point to Dec 1, 2021 to Feb 28, 2022. Instead of total receipts, monthly revenues are reported after payouts to developers have been deducted. The cost of sales each month are also reported without the developer payouts. For comparative purposes to the numbers previously provided, our average monthly revenue would be $1,120,279 and average COGS would be $746,675.

Based on recent performance, management currently expects both revenues and expenses to continue to increase modestly. The estimated revenues are expected to reach approximately $400,000 and costs to be maintained below $370,000 over the next 3-6 months.

The company was profitable for the fiscal year of 2021. No additional funding is required at the moment.

No additional sources of funding are being applied for, and no notices of exercise for stock options have been received, as of April 6, 2022.

Net Margin: 7% **Gross Margin: 91%** **Return on Assets: 11%** **Earnings per Share: $18,954.50** **Revenue per Employee: $89,117**

Cash to Assets: 51% **Revenue to Receivables: 775%** **Debt Ratio: 80%**

SEC_C-AR_2021.pdf

We ❤ Our 637 Investors

637 Investors

Thank You For Believing In Us

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Thank You!

From the Arc (YC Alumni) Team






arc()



Weiting Liu
Founder & CEO

Gage Tseng
COO



Christine Orchard
Head of Marketing



Mike Fossi
Vice President of Sales



Chien Tung Ho
Head of Growth



Young Kim
Head of Design



Yu-tang Cheng
Product Lead, Arc



Yang-Hsing Lin
Director Of Engineering



Joyce Lee
Product Lead, Codementor



Jennifer Fu
Digital Marketing & Operations



Joanne Guo
Product Manager, Arc



Sole Garay
Talent Recruiter



Ting Chang
Front-End Developer

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Shao-En Hsu	Venture Capital @ WI Harper Fund VIII LP	2022
Wei Ting Liu	Founder & CEO @ Peeridea, Inc.	2013
Wei-Ling Liu	Founder and consultant @ Self-employed	2016

Officers

OFFICER	TITLE	JOINED
Wei Ting Liu	CEO	2013

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Wei Ting Liu	8,800,000 Common	50.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
08/2016	$2,891,163	Preferred Stock	Section 4(a)(2)
04/2017	$10,000	Safe	Section 4(a)(2)
05/2019	$297,000	Safe	Section 4(a)(2)
03/2020	$172,000		Section 4(a)(2)
04/2020	$14,900		Section 4(a)(2)
08/2021	$159,000	Safe	Regulation D, Rule 506(c)
08/2021	$869,439		4(a)(6)

08/2021	$869,439	4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Paypal	03/12/2020	$172,000	$0	0.0%	02/19/2021	
First Republic Bank	04/23/2020	$14,900	$0	1.0%		

Related Party Transactions

Name	Peeridea, Inc. (Taiwan)
Amount Invested	$2,286,900
Transaction type	Other
Issued	12/31/2021
Relationship	Subsidiary

The Taiwan subsidiary charges its parent company, Peeridea, Inc., monthly for software development services. The amount listed, $2,286,900.00, are the total service charges invoiced for the year 2021.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series Seed Preferred Stock	6,248,990	6,248,990	Yes
Common Stock	18,500,000	10,059,009	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	1,215,268

Risks

To implement the Company's business objectives, it may need to grow rapidly in the future and the Company expects that such growth would lead to increased responsibility for both existing and new management personnel. To help manage future growth effectively the Company must maintain and enhance its financial and accounting systems and controls, hire and integrate new personnel and manage expanded operations. The growth in business, headcount and relationships with customers and other third parties is expected to place a strain on the Company's management systems and resources. The Company will need to continue to improve its operational, managerial and financial controls, reporting systems and procedures, and will need to continue to expand, train and manage its work force. The Company's failure to manage its future growth successfully would have a material adverse effect on the quality of its products and services, its ability to retain customers and key personnel and its operating results and financial condition.

As we grow our user base and scale to millions of users, our website's infrastructure as it relates to storage space, bandwidth, processing ability, speed and other factors may begin to deteriorate or fail completely. This may result in deteriorating user experience, system failures or system outages for continued periods of time. Potential security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

If any of our managers or executives were to join or start a new, competing business, we could lose customers and users. There could be costs involved in recruiting and retaining replacement personnel. We do not hold "key person" life insurance. We may not be able to attract additional employees we might need in the future in order to effectively manage and grow our company, which would affect our success.

The Company's success is dependent on our product innovation, including maintaining a healthy pipeline of new products, and the effectiveness of our sales and marketing efforts, including our ability to successfully adapt to a rapidly changing sales channel and media environment, such as through use of social media and online advertising campaigns and marketing channels. There can be no assurance as to our ability to develop and launch successful products or to effectively execute advertising campaigns and marketing programs that resonate with and appeal to customers. Both the launch of new products and advertising campaigns are inherently uncertain, especially as to their appeal to customers. Our failure to make the correct strategic investments to drive innovation or successfully launch our products or variants of established products could decrease demand for our products by negatively affecting customer perception, as well as result in other costs.

As an investor, you may lose a portion or all of your investment. Investing in the Company's Securities involves a high degree of risk. As an investor, you may never recoup all, or even part, of your investment and you may never realize any return on your investment. You must be prepared to lose all of your investment.

It is possible that the Company will never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have no private or public market, and the Company cannot be sure that one will develop in the foreseeable future, or if one develops, that it will be maintained. The Securities are offered and sold pursuant to one or more exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act") and without qualification or registration under the securities laws of the

various states.

The Company's significant stockholders may exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support. Their large ownership stake may allow them to exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support, including amendments to our amended and restated certificate of incorporation, election of our board of directors, removal of any of our directors, adoption of measures that could delay or prevent a change in control or impede a merger, takeover, or other business combination involving us, and approval of other major corporate transactions.

The Company has never declared or paid cash dividends on any of our securities. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future.

The management team of the Company will have considerable discretion over the use of proceeds from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner which you may consider most appropriate. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that might not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Furthermore, you will have no direct say on how our management allocates the net proceeds of this offering. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

The price of the Securities being offered does not bear any relationship to book value or other recognized criteria of valuation of the Company. The price determination was based on such factors as prospects for the industry, estimates of potential business, assessment of management of the Company and an estimate of the amount of funds necessary to satisfy the Company's projected working capital needs. The price is no indication of the Securities' market value. The Company cannot provide any assurance that the Securities, if transferable, can be sold for any amount.

The Securities are being offered by the Company and are sold without the use of an independent broker-dealer. Consequently, no independent review of the offering or the Company has been, or will be, made by any broker-dealer.

The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. The Securities do not entitle you to inspection or information rights.

We face competition with respect to our key products that we seek to develop or commercialize in the future. Our competitors to our remote job platform include major companies worldwide, including LinkedIn, Indeed, Upwork, Fiverr, local job sites, and many more. Many of our competitors have significantly greater financial, technical and superior expertise in research and development and sales and marketing. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from the Company's platform. The Company may generate but retain some or all of its earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

The growth of the remote employment market may not accelerate as fast as the Company originally anticipated. Companies worldwide may not continue to expand their labor forces globally beyond the pandemic, and political climate in various countries worldwide may impact employers' abilities to hire internationally.

All operating and financial information has been prepared by Company management based upon the Company's current estimates of the Company's anticipated performance. Additionally, any projected results are dependent on the successful implementation of the Company's business strategy and are based on hypothetical assumptions and events over which the Company generally has no control. These assumptions have not been reviewed by any accounting firm or other third party and such a review could result in changes to the assumptions underlying the projected financial data. The selection of assumptions underlying such projected information required the exercise of management's judgment, and the projections are subject to uncertainty due to the effects that economic, legislative, political or other changes may have on future events. The assumptions are also subject to other risks described in this document. To the extent that assumed events do not materialize, actual results may vary from the projected results. As a result, no assurance can be made that the Company will achieve the operating or financial results set forth in any materials provided to you by the Company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities

purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Peeridea, Inc.

- Delaware Corporation
- Organized July 2013
- 51 employees

555 Bryant Street #866
Palo Alto CA 94301

https://arc.dev

Business Description

Refer to the Arc (YC Alumni) profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Arc (YC Alumni) has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed Filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.